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RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 202

SEC FILE NUMBER
8- 49263

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RELATIONAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 HIGH BLUFF DRIVE, SUITE 600
(No. and Street)

SAN DIEGO	**CA**	**92130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN D. SCOTT **(858)704-3300**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

725 S FIGUEROA STREET	**LOS ANGELES**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2005 E
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SO 3/22

OATH OR AFFIRMATION

I, KATHLEEN D. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RELATIONAL ADVISORS LLC, as of DECEMBER 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

LISA MARSH
Commission # 1473212
Notary Public - California
San Diego County
My Comm. Expires Mar 26, 2008

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED COMBINED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Relational Advisors LLC and Subsidiary

December 31, 2004

with Report of Independent Registered Public Accounting Firm

February 25, 2005

AFFIDAVIT

I, the undersigned, affirm that to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Relational Advisors LLC as of December 31, 2004 are true and correct.

Joel L. Reed
Principal

Subscribed and sworn to before me the 25th day of February, 2005.

Lisa Marsh, Notary Public

Notary Seal:

LISA MARSH
Commission # 1473212
Notary Public - California
San Diego County
My Comm. Expires Mar 26, 2008

Relational Advisors LLC and Subsidiary

Audited Combined Consolidated Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Relational Advisors LLC

We have audited the accompanying combined consolidated statement of financial condition of Relational Advisors LLC and Subsidiary (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Relational Advisors LLC and Subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 11, 2005

Relational Advisors LLC and Subsidiary

Combined Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 3,800,352
Accounts receivable, net of allowance for doubtful accounts of $120,017	724,473
Due from related parties	105,291
Prepaid expenses	180,983
Property and equipment, net of accumulated depreciation of $302,159	1,452,880
Investment in aircraft, net of accumulated depreciation of $813,876	4,359,345
Other assets	76,349
Total assets	$ 10,699,673
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 889,223
Due to related parties	290,532
Deferred revenue	375,000
Total liabilities	1,554,755
Commitments *(Note 6)*	
Member's equity	9,144,918
Total liabilities and member's equity	$ 10,699,673

See accompanying notes.

1. The Company

Relational Advisors LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed as a series company in the state of Delaware in December 2002 with Relational Group LLC as its sole member. In connection therewith, the assets of the Company are held in separate series, Series B and Series P.

On October 5, 2004, Relational Group LLC contributed 100% of its equity interest in the Company to a new holding affiliate, Relational Advisors Holdings LLC (RAHLLC). As a result, RAHLLC is the sole member of the Company.

Concurrently, BP Aviation, LLC (BPA), a wholly owned subsidiary, entered into a liquidation and distribution agreement with the Company, whereby all assets, liabilities and business of BPA were distributed to the Company. RAHLLC, jointly with an affiliate company, Relational Investors LLC (RILLC), assumed the Company's previous note obligations by executing promissory notes for the aircraft. This is accounted for as a noncash contribution to the Company. The Company is party to aircraft security agreements and cross collateral agreements related to the promissory notes executed by RAHLLC, whereby the Company's investment in aircraft is used to secure and collateralize the notes.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

Combination and Consolidation

The combined financial statement of the Company includes the accounts of Series B and the consolidated accounts of Series P of the Company, both of which are under common control and ownership. All significant interseries balances were eliminated in the combination.

The consolidated accounts of Series P include the accounts of Series P and its wholly owned subsidiary, BP Aviation, LLC, through its dissolution as discussed in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Property and Equipment

Property and equipment consisted of the following at December 31, 2004:

Furniture and fixtures	$ 761,612
Computer hardware	398,443
Leasehold improvements	594,984
Total	1,755,039
Accumulated depreciation and amortization	(302,159)
Property and equipment	$ 1,452,880

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.

Investment in Aircraft

The Company, on behalf of its Series P, holds 20% ownership interest in two private aircraft and the proportional aircraft operations. Relational Investors LLC, a related party, on behalf of its Series P, owns the remaining 80% interest and recognizes its portion of operating expenses based on its ownership percentage. The Company and its affiliates use the aircraft in the ordinary course of operations of the respective businesses. Relational Investors LLC's Aviation Department manages the operations of the aircraft. At December 31, 2004, investment in aircraft is recorded at $4,359,345, which represents the Company's 20% share of the total cost of the existing aircraft, net of depreciation, as well 20% of a deposit on a new aircraft to be purchased in 2005, as discussed below.

2. Summary of Significant Accounting Policies (continued)

Investment in Aircraft (continued)

The Company's net investment in aircraft includes a $580,000 deposit on a new plane for which the Company, on behalf of its Series P, and Relational Investors LLC entered into a purchase agreement on December 30, 2004. According to the purchase agreement, progress payments are due in February 2005 and upon delivery of the aircraft, which is expected to be in September 2005. The Company's share of the remaining cost of the aircraft is approximately $4,035,180.

As part of the liquidation of BP Aviation, LLC on October 5, 2004, the Company entered into aircraft security agreements and cross collateral agreements on promissory notes held jointly by RAHLLC, the sole member of the Company, and RILLC, whereby the Company's investment in aircraft is used to secure and collateralize the notes. The balance on the promissory notes as of December 31, 2004, was $15,810,178.

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a disregarded single member limited liability company for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its sole member. Although the Company is not subject to income taxes, it is liable for various state fees.

3. Significant Customers

A substantial portion of the consultation fees of the Company was received from a limited number of clients. During the year ended December 31, 2004, three such clients accounted for 83% of total consultation fees.

4. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company's net capital, as defined, was $2,245,597 as compared to a minimum requirement of $78,650.

5. Related Party Transactions

The Company shares space in its office facility with two entities whose principal owners are substantially the same as those of the Company. The Company paid and was reimbursed for the related parties' pro rata share of the rent.

Related parties also include entities for which the Company's affiliates maintain controlling interest. As of December 31, 2004, the Company had net amounts due to related parties of $185,241, which include expenses paid by others on behalf of the Company, and reimbursement for amounts paid in excess of amounts due net of amounts due for reimbursement of expenses paid on behalf of others.

6. Commitments

The Company is obligated for aggregate rentals under two operating leases for office facilities. One expires in 2005 and the other in 2014. Under the terms of the office lease agreement expiring in 2005, the Company is required to maintain a $73,049 certificate of deposit as of December 31, 2004, which is included in other assets. During 2004, the Company entered into a second lease agreement expiring in 2014. The Company is obligated to make future minimum lease payments under these agreements as follows:

6. Commitments (continued)

Year ending	Total
December 31, 2005	$ 1,697,684
December 31, 2006	1,401,814
December 31, 2007	1,443,868
December 31, 2008	1,487,185
Thereafter	9,756,276
	$ 15,786,827

The Company will continue to be reimbursed for the pro rata costs incurred by the related parties as described in Note 5.

7. Simplified Employee Pension Plan

The Company has a Simplified Employee Pension (SEP) Plan for its employees.

8. Notes Payable

The Company, through its wholly owned subsidiary BPA, was obligated for 20% of two promissory notes collateralized by the aircraft co-owned by the Company. On October 5, 2004, the Company received a noncash contribution from RAHLLC, which assumed BPA's remaining obligation under the notes.